200 South Wacker Drive, Suite 3100, 60606, Chicago, Illinois.

February 15, 2013

Via Facsimile
Jorge L. Bonilla
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: Prime Estates and Developments, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2012
Filed October 26, 2012
File No. 000-54436

Dear Mr. Bonilla,

With respect to the above letter we received via email on February 7, 2013, this is to advise you as follows:

As requested, comments 1, 2 and 3 will be addressed in our next future Exchange Act periodic report, our report on Form 10-Q for the period ending January 31, 2013.

Comment 4 is addressed in Form 10-K/A filed on EDGAR along with this Correspondence.

Finally, this will confirm that Prime Estates and Developments Inc. acknowledges that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filling;

•	Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comment or inquiry with regards to this letter, please contact me.

Yours Sincerely,

/s/ Panagiotis Drakopoulos
Panagiotis Drakopoulos,
Principal Executive Officer